Exhibit 99.7

No Organization Too Large or Too Complex for NICE Robotic Process Automation

The latest enhancements to the NICE automation solution offer improved management, security, and connectivity to support enterprise-level implementations

Hoboken, N.J., March 30, 2017 – With over 500,000 robots deployed, serving more than 400 customers, NICE's Robotic Process Automation (RPA) solution is bringing the value of automation to the world's largest and most demanding organizations, NICE (Nasdaq:NICE) announced today.

With its latest enhancements, NICE RPA can support more complex business processes than ever before, tailoring the automation process to the customer's demands, and offering an easily scalable solution to meet their changing needs. This is due to the solution's enhanced control room with advanced management features, strict security guidelines, and robust connectivity capabilities.

NICE RPA fully supports both server-based, completely unattended robotic automation and agent-assisted (attended) desktop automation scenarios. As such, the solution can address a wide variety of processes, leading to major improvements around productivity and process accuracy.

"NICE Robotic Automation just keeps getting better," said Miki Migdal, president of the NICE Enterprise Product Group. "With the RPA market rapidly growing, leaders across a wide array of industries are seeking large-scale, comprehensive automation that can do it all - front- and back-office, fully and partially attended processes, and more. This is what the new NICE RPA release provides, freeing enterprise employees from routine tasks, improving process efficiencies, and ultimately helping organizations reinvent customer service."

NICE RPA seamlessly integrates with NICE's leading customer experience, analytics and workforce optimization solutions to deliver maximum value. The NICE platform also automates cross-application processes by integrating with any third-party or homegrown system, including CRM, billing, virtualization, MS Office and networking. This comprehensive approach enriches the automation triggers, further streamlines workflows, and ensures continuous improvement.

Additional capabilities include:

•	Enterprise-level control and security
o	A centralized scalable control room, with advanced management features
o	The strictest security standards, such as role-based permissions and data encryption
o	An advanced auditing mechanism, such as version control log policies
o	Automatic lockout in the event of a detected breach, error or emergency

•	Robust connectivity
o	Applications running remotely on a virtual environment
o	New connectors – Java 64, Oracle cloud
o	Proactive alerts regarding connectivity breaks

•	Core Automation
o
New OCR engine provides greater accuracy in character recognition, effective handling of PDF files, and more supported languages. Scanned documents of all kinds, including images of text, can be incorporated within the NICE RPA-optimized processes.

To learn more about NICE Robotic Process Automation, visit: www.nice.com/websites/rpa.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 551 256 5274, erik.snider@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.